Exhibit 99.1

9F Inc. Reports Fourth Quarter and Full Year 2019

Unaudited Financial Results

BEIJING, CHINA — June 17, 2020 —9F Inc. (“9F” or “the Company”) (Nasdaq: JFU), a leading digital financial account platform integrating and personalizing financial services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights

•                  Loan origination volume1 was RMB14.3 billion (US$2.1 billion) in the fourth quarter of 2019, representing an increase of 62.4% from RMB8.8 billion in the same period of 2018. Loans funded by institutional funding partners2 accounted for 79.8% of total loan origination volume in the fourth quarter of 2019, an increase from 6.6% in the same period of 2018, and from 78.6% in the third quarter of 2019.

•                 Number of registered users3 was 101.4 million as of December 31, 2019, representing an increase of 40.2% from 72.4 million as of December 31, 2018 and an increase of 6.0% from 95.7 million as of September 30, 2019.

•                 Number of active borrowers4 was 1.0 million in the fourth quarter of 2019, representing an increase of 80.2% from 0.5 million in the same period of 2018.

•                 Outstanding loan balance5 was RMB76.0 billion (US$10.9 billion) as of December 31, 2019, representing an increase of 46.2% from RMB52.0 billion as of December 31, 2018.

•                  Total net revenues were RMB469.0 million (US$67.4 million) in the fourth quarter of 2019, representing a decrease of 54.4% from RMB1,027.8 million in the same period of 2018.

•                  Net loss was RMB2,863.1 million (US$411.3million) in the fourth quarter of 2019.

•                  Adjusted net loss6 was RMB2,656.5 million (US$381.6 million) in the fourth quarter of 2019.

(1)  “Loan origination volume” refers to the total amount of loans originated to the Company’s borrowers, including the loan origination volume under the Company’s revolving loan products, non-revolving loan products and direct lending program during a given period. Loan origination volume for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loans, are counted towards loan origination volume under the Company’s direct lending program.

(2)  “Institutional funding partners” refers to banks and other institutions which have partnered with the Company on its direct lending program to fund loans originated to the Company’s borrowers.

(3)  “Registered users” at a certain point of time refers to the accumulative number of users who have registered their digital accounts with the Company (identified by registered mobile phone numbers) as of a certain point of time.

(4)  “Active borrowers” refers to, for a specified period, borrowers who made at least one borrowing transaction with the Company during that period.

(5)  “Outstanding loan balance” at a certain point of time refers to the total balance of outstanding principal of all the loan products, including revolving loan products, non-revolving loan products and loan products under the Company’s direct lending program as of a certain point of time. Outstanding loan balance for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loan products, are counted towards outstanding loan balance under the Company’s direct lending program.

(6)  “Adjusted net income/(loss)” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Fiscal Year 2019 Operational and Financial Highlights

•                  Loan origination volume was RMB55.1 billion (US$7.9 billion) in 2019, representing an increase of 20.9% from RMB45.6 billion in 2018. Loans funded by institutional funding partners accounted for 63.3% of total loan origination volume in 2019, an increase from 1.6% in 2018.

•                 Number of active borrowers was 2.8 million in 2019, an increase of 23.7% from 2.3 million in 2018.

•                  Total net revenues were RMB4,425.0 million (US$635.6 million) in 2019, representing a decrease of 20.4% from RMB5,556.5 million in 2018.

•                  Net loss was RMB2,153.6 million (US$309.4 million) in 2019.

•                  Adjusted net loss6 was RMB1,644.6million (US$236.2 million) in 2019.

Mr. Lei Sun, 9F’s Chairman and Chief Executive Officer, commented, “2019 was a transformative year for our company as we transitioned our business to a technology enablement platform. Our new model, which connects all participants— including financial institution partners, merchant partners and end-customers —uses technology to help improve user experience for all participants and facilitate more transactions. We are working with a number of different institutional funding partners to diversify our funding sources and grow our loan origination volumes. Of our total loan origination volume in the fourth quarter of 2019, institutional funding partners contributed 79.8%, which compares with just 6.6% for the same period of 2018.

We continue to develop new cloud-based technology to provide highly customized services to our users and partners, in particular licensed financial institutions. Meanwhile, by leveraging our experiences and skills in the domestic market, we continue to expand our footprint overseas throughout Southeast Asia.

In order to maintain compliance with industry regulations, we downsized our loan origination volumes and decreased the outstanding loan balance for loans under our online lending information intermediary services. We have also prepared ourselves to adapt to new regulations, and believe we are well-positioned for any regulatory changes.

Our registered users crossed the 100 million line as of December 31, 2019. We continue to explore new ways to enhance customer relationships, and provide convenient and personalized services beyond loan origination to better serve user needs. We have been rapidly developing our E-commerce channels since the end of 2019. We rebranded our online shopping platform of 9F One Mall (formerly known as the “One Card Mall”) to a wider user base, targeting customers of not only One Card users. We also connect more local life servicing consumption scenarios in connection with the verticals of health, entertainment, and tourism. We will continue to focus on expanding consumption scenarios to improve our ecosystem in 2020.

This year is clearly shaping up to be extremely challenging. In addition to the ongoing regulatory uncertainties, the COVID -19 pandemic has caused serious challenges for the global economy, financial markets and consumer behavior. Increasing unemployment, furloughs, and work-from-home arrangements have reduced consumption on the one hand, and weakened the repayment ability of our borrowers on the other hand. These have raised overall delinquency rates and caused banks and other financial institutions to tighten credit. We have been adversely affected by the COVID-19 pandemic in the first and second quarters of 2020, including loan origination volume and revenues. We made significant adjustments to our business model in light of the new operating environment, such as controlling the number of new borrowers, lowering average approved credit limits, strengthening risk assessment and keeping asset quality in an acceptable range. Despite the significant near-term challenges, we are optimistic that consumers are increasingly accepting, and even demanding for new technologies, such as contactless services, and we believe companies that are able to satisfy such needs will succeed. We intend to maintain our advanced technology capabilities strength, and continue to invest in new technologies, for purpose of creating value to our customers and to shareholders on a long-term basis.”

Mr. Yanjun Lin, 9F’s Chief Financial Officer and Director, added, “Despite the continued challenging environment, we were able to deliver solid operational results in 2019. However, we are negatively affected by the COVID-19 pandemic, and expect to experience an extended difficult time in 2020. Our registered users increased 40.2% year-over-year and crossed the 100 million line as of December 31, 2019, which was a significant milestone in our history. Total loan origination volume increased by 62.4% year-over-year to 14.3 billion (US$2.1 billion) in the fourth quarter of 2019. Total loan origination volume increased by 20.9% year-over-year to 55.1 billion (US$7.9 billion) in 2019.  Loans funded by institutional funding partners decreased from 16.8 billion in the third quarter of 2019 to 11.4 billion (US$1.6 billion) in the fourth quarter of the same year, mainly due to the liquidity issue encountered by financial institutions at the year end. The number of active borrowers increased by 80.2% year-over-year to 1.0 million in the fourth quarter of 2019. For the full year of 2019, we saw a 23.7% year-over-year increase in active borrowers to 2.8 million. In the first five months of 2020, we have seen a material decrease in both our loan origination volume and number of active borrowers compared to the same period in 2019, and the negative effect brought about by the COVID-19 pandemic will likely last for a while. We have been making great efforts to recover from the negative impact brought about by the COVID-19 pandemic and also looking for opportunities amid adversity.

Since November 2019, under our online lending information intermediary services, new loans with terms of no more than 12 months are no longer covered by the insurance protection plan of PICC Property and Casualty Company Limited Guangdong Branch, or the PICC. We have also suspended our cooperation with PICC on new loans under our direct lending program since December 2019. We and PICC are pursuing legal actions against each other as PICC is obligated to pay service fees as agreed in the cooperation agreement to us under our direct lending program, and we are seeking damages of approximately RMB2.3 billion from PICC to cover the outstanding service fees amounting to RMB2.2 billion and related late payment losses. With respect to RMB1.4 billion of the outstanding service fees that has been recorded as accounts receivable, we have recognized full valuation allowance. We have not recognized the remaining outstanding service fees in the amount of approximately RMB0.8 billion, as revenue recognition criteria was not met.”

Fourth Quarter 2019 Financial Results

Total net revenues decreased by 54.4% from RMB1,027.8 million in the fourth quarter of 2018 to RMB469.0 million (US$67.4 million) in the same period of 2019, primarily due to the decrease in loan facilitation services revenue.

•                  Loan facilitation services revenue decreased by 90.5% from RMB925.4 million in the fourth quarter of 2018 to RMB88.0 million (US$12.6 million) in the same period of 2019. The decrease of loan facilitation services revenue was primarily because the loan facilitation services revenue under our direct lending program in the fourth quarter of 2019 was not recognized due to our dispute with PICC.

•                  Post-origination services revenue increased by 299.5% from RMB75.5 million in the fourth quarter of 2018 to RMB301.6 million (US$43.3 million) in the same period of 2019, primarily because an increasing portion of service revenue was allocated to post-origination services in the fourth quarter of 2019.

•                  Other revenues increased by 194.9% from RMB26.9 million in the fourth quarter of 2018 to RMB79.4 million (US$11.4 million) in the same period of 2019, primarily due to the increase in revenues from both online lending services generated in Southeast Asia and domestic user referral service.

Sales and marketing expenses increased by 117.9% from RMB331.0 million in the fourth quarter of 2018 to RMB721.1 million (US$103.6 million) for the same period of 2019, primarily due to an increase in our user acquisition cost.

Origination and servicing expenses increased by 348.0% from RMB106.7 million in the fourth quarter of 2018 to RMB478.1 million (US$68.7 million) for the same period of 2019, primarily due to an increase in loan collection services fees paid to third party collection companies.

General and administrative expenses decreased by 47.6% from RMB414.8 million in the fourth quarter of 2018 to RMB217.4 million (US$31.2 million) for the same period of 2019, primarily due to a decrease in share-based compensation expenses and salaries and benefits of research and development personnel.

Provision (reversal) for doubtful contract assets and receivables increased from reversed RMB2.6 million in the fourth quarter of 2018 to provision RMB2,148.6 million (US$308.6 million) for the same period of 2019, primarily because we recognized a full valuation allowance for accounts receivable from PICC amounting to RMB1,432.3 million (US$205.7 million).

Operating loss was RMB3,096.4 million (US$444.8 million) in the fourth quarter of 2019, compared with operating income RMB177.9 million in the same period of 2018.

Interest income was RMB39.2 million (US$5.6 million) in the fourth quarter of 2019, compared with RMB63.9 million in the same period of 2018.

Income tax benefit was RMB335.6 million (US$48.2 million) in the fourth quarter of 2019, compared with income tax expense RMB48.1 million in the same period of 2018.

Net loss was RMB2,863.1 million (US$411.3million) in the fourth quarter of 2019, compared with the net income of RMB167.2 million for the same period of 2018.

Adjusted net loss6 was RMB2,656.5 million (US$381.6 million) in the fourth quarter of 2019, compared with the adjusted net income6 of RMB297.2 million in the same period of 2018.

Fiscal Year 2019 Financial Results

Total net revenues decreased by 20.4% from RMB5,556.5 million in 2018 to RMB4,425.0 million (US$635.6 million) in 2019, primarily due to the decrease in loan facilitation services revenue.

•                  Loan facilitation services revenue decreased by 29.9% from RMB4,960.7 million in 2018 to RMB3,477.9 million (US$499.6 million) in 2019. The decrease of loan facilitation services revenue was primarily because the loan facilitation services revenue under our direct lending program in the fourth quarter of 2019 was not recognized due to our dispute with PICC.

Post-origination services revenue increased by 64.6% from RMB367.4 million in 2018 to RMB604.7 million (US$86.9 million) in 2019. The increase was primarily due to increase in the loan origination volume, and an increasing portion of service revenue allocated to post-origination services in 2019. The increase in the loan origination volume, which increased from RMB45.6 billion in 2018 to 55.1 billion (US$7.9 billion) in 2019, was primarily driven by the increase in the number of active borrowers from approximately 2.3 million in 2018 to approximately 2.8 million in 2019.

•                  Other revenues increased by 49.9% from RMB228.4 million in 2018 to RMB342.3 million (US$49.2 million) in 2019, primarily due to the increase in revenues from online direct sales of merchandise.

Sales and marketing expenses increased by 34.2% from RMB1,746.4 million in 2018 to RMB2,343.4 million (US$336.6 million) in 2019, primarily due to an increase in our user acquisition expenses and advertising expenses.

Origination and servicing expenses increased by 155.7% from RMB444.8 million in 2018 to RMB1,137.5 million (US$163.4 million) in 2019, primarily due to an increase in loan collection services expenses paid to third party collection companies.

General and administrative expenses decreased by 0.3% from RMB1,159.7 million in 2018 to RMB1,155.7 million (US$166.0 million) in 2019, primarily due to primarily due to a decrease in share-based compensation expenses and partially offset by increase in research and development expenses.

Provision (reversal) for doubtful contract assets and receivables increased from reversed RMB2.6 million in 2018 to provision RMB2,148.6 million (US$308.6 million) in 2019, primarily because we recognized a full valuation allowance for accounts receivable from PICC amounting to RMB1,432.3 million (US$205.7 million).

Operating loss was RMB2,360.3 million (US$339.0 million) in 2019, compared with operating income RMB2,208.2 million in 2018.

Interest income was RMB225.8 million (US$32.4 million) in 2019, compared with RMB208.4 million in 2018.

Income tax benefit was RMB174.6 million (US$25.1 million) in 2019, compared with income tax expense RMB402.4 million in 2018.

Net loss was RMB2,153.6 million (US$309.4 million) in 2019, compared with the net income of RMB1,975.2 million in 2018.

Adjusted net loss6 was RMB1,644.6 million (US$236.2 million) in 2019, compared with the adjusted net income6 of RMB2,483.3 million in 2018.

As of December 31, 2019, the Company had cash and cash equivalents and term deposits of RMB4,708.0 million (US$676.3 million).

Delinquency rates

As of December 31, 2019, the delinquency rates7 for loans that are past due for 15-30 days, 31-60 days, 61-90 days and 91-180 days were 0.27%, 0.16%, 0.08%, 0.28% respectively.

The following table displays the delinquency rates for all our outstanding loan products as of December 31, 2017, 2018 and 2019 and Mar 31, Jun 30 and September 30, 2019:

Delinquent rate

	Delinquent for
	15-30 days	31-60 days	61-90 days	91-180 days
31-Dec-17	0.77%	1.00%	0.89%	1.88%
31-Dec-18	0.59%	0.35%	0.24%	1.43%
31-Mar-19	0.06%	0.12%	0.32%	0.88%
30-Jun-19	0.10%	0.19%	0.20%	0.54%
30-Sep-19	0.08%	0.10%	0.11%	0.42%
31-Dec-19	0.27%	0.16%	0.08%	0.28%

The following chart displays the M3+ delinquency rates by vintage8 for all our outstanding loan products. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage.

(7)  “delinquency rate” refers to loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on the Company’s platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate.

(8)   ‘‘M3+ Delinquency Rates by Vintage’’ refers to the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage.

A photo accompanying this announcement is available at

http://ml.globenewswire.com/Resource/Download/e56aecf1-9500-444e-a0ab-b54fc8012a97

Business Outlook

The Company’s total loan origination volume was RMB2.3 billion (US$0.3 billion) in the first quarter of 2020. The Company currently expects total loan origination volume to be in the range of RMB1.0 billion to RMB1.2 billion for the second quarter of 2020. The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to changes and uncertainties.

About 9F Inc.

9F Inc. is a leading digital financial account platform integrating and personalizing financial services in China with the footprint expanding overseas. The Company provides a comprehensive range of financial products and services across loan products, online wealth management products, and payment facilitation, all integrated under a single digital financial account.

For more information, please visit http://ir.9fgroup.com/

Use of Non-GAAP Financial Measures

The Company uses adjusted net income (loss), a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income/(loss) provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metric used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income (loss), which excludes the effect of share-based compensation, impairment loss of investments and impairment of goodwill, net of tax effect helps identify underlying trends in its business and help the Company’s management formulate business plans.

Adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income/(loss), cash flows provided by/(used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “aims,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” “potential,” “continue,” “likely to,” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s estimates relating to the completion and filing of its annual report on Form 20-F for the year ended December 31, 2019, uncertainties as to the impact of the COVID-19 on the Company’s business operations, the industries the Company is operating in and the economy of China and elsewhere generally; uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

Head of Investor Relations

Cecilia Ma

E-mail: ir@9fbank.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31	December 31	December 31
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	5,469,077	4,684,003	672,815
Restricted cash	—	125,437	18,018
Term deposits	833,478	24,000	3,447
Accounts receivable, net	180,141	280,995	40,362
Other receivables, net	146,438	117,340	16,855
Loan receivables, net	593,943	778,480	111,822
Amounts due from related parties	146,273	50,000	7,181
Prepaid expenses and other assets	543,088	1,137,787	163,433
Contract assets, net	12,642	24,824	3,566
Long-term investments	954,158	775,644	111,414
Operating lease right-of-use assets, net	—	121,791	17,494
Property, equipment and software, net	86,267	110,376	15,855
Goodwill, net	13,385	72,224	10,374
Intangible assets, net	44,733	73,476	10,554
Deferred tax assets, net	84,338	503,987	72,393
TOTAL ASSETS	9,107,961	8,880,364	1,275,583

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue	346,847	788,906	113,319
Payroll and welfare payable	38,890	41,646	5,982
Income tax payable	315,868	320,350	46,016
Accrued expenses and other liabilities	745,307	1,229,110	176,550
Operating lease liabilities	—	125,407	18,014
Amounts due to related parties	14,706	29,902	4,295
Deferred tax liabilities	9,003	17,215	2,473
Total liabilities	1,470,621	2,552,536	366,649

Mezzanine equity
Series A convertible redeemable preferred shares	280,301	—	—
Series B convertible redeemable preferred shares	202,086	—	—
Series C convertible redeemable preferred shares	355,248	—	—
Series D convertible redeemable preferred shares	408,358	—	—
Series E convertible redeemable preferred shares	136,427	—	—

Shareholders’ equity:
Ordinary shares	—	—	—
Class A ordinary shares	—	1	—
Class B ordinary shares	—	1	—
Additional paid-in capital	3,046,725	5,241,296	752,865
Statutory reserves	446,277	459,029	65,935
Retained earnings	2,671,275	488,236	70,131
Accumulated other comprehensive income	80,193	92,220	13,247
Total 9F Inc. shareholders’ equity	6,244,470	6,280,783	902,178
Non-controlling interest	10,450	47,045	6,756
Total shareholders’ equity	6,254,920	6,327,828	908,934
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS’ EQUITY	9,107,961	8,880,364	1,275,583

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues
Loan facilitation services	925,357	87,977	12,637	4,960,671	3,477,897	499,569
Post-origination services	75,488	301,596	43,322	367,439	604,732	86,864
Others	26,917	79,386	11,403	228,372	342,334	49,173
Total Net Revenues	1,027,762	468,959	67,362	5,556,482	4,424,963	635,606
Operating costs and expenses
Sales and marketing	(330,999)	(721,115)	(103,582)	(1,746,375)	(2,343,428)	(336,611)
Origination and servicing	(106,731)	(478,134)	(68,680)	(444,830)	(1,137,451)	(163,385)
General and administrative	(414,783)	(217,435)	(31,233)	(1,159,746)	(1,155,747)	(166,013)
Provision (reversal) for doubtful contract assets and receivables	2,637	(2,148,638)	(308,633)	2,637	(2,148,638)	(308,633)
Total operating costs and expenses	(849,876)	(3,565,322)	(512,128)	(3,348,314)	(6,785,264)	(974,642)
Interest income	63,917	39,237	5,636	208,350	225,751	32,427
Impairment loss of investments	(46)	(154,898)	(22,250)	(23,140)	(154,898)	(22,250)
Net loss from disposal of subsidiaries	—	—	—	(257)	—	—
Gain recognized on remeasurement of previously held equity interest in acquiree	—	(9,250)	(1,329)	—	16,272	2,337
Other income, net	9,748	50,303	7,226	25,608	52,852	7,592
Income (loss) before income tax expense and earnings (loss) in equity method investments	251,505	(3,170,971)	(455,483)	2,418,729	(2,220,324)	(318,930)
Income tax benefit (expense)	(48,145)	335,563	48,201	(402,403)	174,597	25,079
Earnings (loss) in equity method investments	(36,198)	(27,722)	(3,982)	(41,143)	(107,918)	(15,501)
Net income (loss)	167,162	(2,863,130)	(411,264)	1,975,183	(2,153,645)	(309,352)
Net income (loss) attributable to the non-controlling interest shareholders	3,250	(8,743)	(1,256)	6,621	(5,931)	(852)
Net income (loss) attributable to 9F Inc.	170,412	(2,871,873)	(412,520)	1,981,804	(2,159,576)	(310,204)
Change in redemption value of preferred shares	(4,341)	—	—	(17,225)	(10,711)	(1,538)
Net income (loss) attributable to ordinary shareholders	166,071	(2,871,873)	(412,520)	1,964,579	(2,170,287)	(311,742)

Net income (loss) per ordinary share:
Basic	0.89	(14.71)	(2.11)	10.57	(12.43)	(1.79)
Diluted	0.77	(14.71)	(2.11)	9.41	(12.43)	(1.79)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share
Basic	162,672,800	195,191,000	195,191,000	162,672,800	174,552,468	174,552,468
Diluted	188,715,620	195,191,000	195,191,000	185,735,200	174,552,468	174,552,468

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD

Net income (loss)	167,162	(2,863,130)	(411,264)	1,975,183	(2,153,645)	(309,352)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	1,627	(47,812)	(6,868)	84,430	12,126	1,742
Unrealized losses on available for sale investments, net of tax of nil	(1,572)	(1)	—	(1,146)	(99)	(14)
Total comprehensive income (loss)	167,217	(2,910,943)	(418,132)	2,058,467	(2,141,618)	(307,624)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	3,250	(8,743)	(1,256)	6,621	(5,931)	(852)
Total comprehensive income (loss) attributable to 9F Inc.	170,467	(2,919,686)	(419,388)	2,065,088	(2,147,549)	(308,476)

9F Inc.

Unaudited Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD

Net income (loss)	167,162	(2,863,130)	(411,264)	1,975,183	(2,153,645)	(309,352)
Add:
Share-based compensation	130,038	50,737	7,288	508,162	353,151	50,727
Impairment loss of investments	—	154,898	22,250	—	154,898	22,250
Impairment of goodwill	—	6,191	890	—	6,191	890
Less:
Tax effect of adjustments	—	5,146	739	—	5,146	739
Adjusted net income (loss)	297,200	(2,656,450)	(381,575)	2,483,345	(1,644,551)	(236,224)